

INVESTOR PRESENTATION

February 2019 | Confidential

onedome®

Reality Evolved



CONTENTS

ONEDOME

20,000 sq.ft. flagship location-based entertainment destination in San Francisco launched in October 2018 with The Unreal Garden, a first-to-market large-scale augmented reality art experience, and in December opened LMNL, a labyrinth of 14 interactive rooms & installations.

Since opening, our revenue growth has been 85% month of over month, with last month's revenue exceeding $600,000.



WHERE WE ARE TODAY

$145,000 Per Week in Revenue

$21K
Average Daily Revenue (Jan 2019)

$7.4M
Run Rate in Annual Gross Revenue

$50K
Total Customers 10.17.18 - 01.31.19

$750
Average TIckets / Per Day (Jan 2019)

$50K
Daily Revenue at Full Capacity

$5.7
Total Raised to Date

$600K
Website Actions (Sept-Jan)

$60M
Impression s Served (Sept-Jan)

PRESS & REVIEW

"What Onedome is doing is a game changer"

Joanna Popper
Global Head Location Based Entertainment, HP Inc.

"The Unreal Garden is San Francisco's Selfie Museum for the Burning Man Generation"

FORBES

"Onedome is pioneering in an area that has yet to be fully realized. The Unreal Garden is a WOW!!"

Jo Ryall
Head of Marketing, Microsoft

"A new psychedelic wonderland on Market Street"

Time Out

"This Consciousness-Opening Immersive Experience is Not to Be Missed"

ROGUE HABITS



01

THE MARKET

THE PROBLEM

- Out-Of-Home-Entertainment is Outdated
- Box Office Ticket Sales Dropped >20% / 15 years
- Audiences Demand Experiences & Participation
- AR/VR Investment $27B 2018 | Low In-Home Adoption


KELUAR

THE IMMERSIVE REVOLUTION

- More than $1B spent on immersive entertainment projects in 2017.
- Location-based entertainment (LBE) is the new “golden ticket”.
- LBE industry forecasted at $12B by 2023.
- Museum of Ice Cream SOLD OUT / 500k Visitors / $45 Ticket
- Meow Wolf Over 500k Visitors Per Year ~ $12M Revenue


MUSEUM OF ICE CREAM
MUSEUM

LOCATION BASED ENTERTAINMENT

MEOW WOLF
Santa Fe, NM

$18 ticket price
~550k annual visitors
$12M annual revenue
$50M raised
7x revenue multiple

In Development: Denver, CO & Las Vegas, NV

MUSEUM OF ICE CREAM
San Francisco, CA

$45 ticket price
500k+ annual visitors
$19M+ annual revenue

Past Locations: Los Angeles & Miami

TWO BIT CIRCUS
Los Angeles, CA

$10 - $50 ticket price
Targeting 300k+ annual visitors
$21.5M raised

Future Locations: TBD

THE VOID
London, UK

600k+ annual visitors
$100M valuation
$13M raised
~$300k per location / revenue

Other Locations: Multiple Worldwide

Sources:

1. Crunchbase
2. Industry Insiders
3. Press Research

onedome®

Reality Evolved

Onedome is an Immersive Media & Entertainment Company.

Vision: To inspire collaboration, connection & community through transformative experiences that invite us to journey from the me to the we.

Mission: To create & curate interactive arts & immersive entertainment experiences in collaboration with global artists, visionaries & technologists across a series of permanent & pop-up location-based entertainment destinations.

THE ONEDOME MODEL



FUNDING
MARKETING
ONLINE PLATFORM
NETWORK
ARTIST
ARTIST
ARTIST
ARTIST
COLLABORATE
ARTIST
ARTIST
ARTIST
ARTIST
PRODUCE
DISTRIBUTE
360
Mixed Reality
Experiential Gallery



02

OUR PRODUCTS

THE UNREAL GARDEN

First ever Mixed Reality Art Experience
A fine art exhibit including 8 art pieces
from 9 international artists
25 ppl / 25 min
Adult Tickets: $33











LMNL

A 10,000 sq.ft immersive labyrinth of 14 interactive rooms & installations.
120 ppl / per hour
Adult Ticket $33











03
THE DETAILS

TIMELINE


$1.1M Friends & Family
Aug '17
Dec '17
Product Roadmap
Feb '18
AR Alpha Build
Apr '18
MR Alpha Build
Lease Signed
$707,111 Note
July '18
July -
Oct '18
Continued Product
Development
Venue Build Out
Aug - Sep '18
$560,000 Note
$5.7M Series A,including conversion
of all prior notes
Oct '18
Launch
The Unreal Garden
Launch
LMNL PH1
Dec '18
Mar '19
Launch
LMNL PH2
May '19

KEY TEAM MEMBERS



Bertram Meyer | CEO
Serial EntrepreneurPreviously CEO & Cofounder Taulia
Successful exit with Ebydos



Leila Amirsadeghi | CMO/CXO
22+ Years Experience in Content, Entertainment & Technology
Disney, Netflix, THE VOID, WB


play

Ray Kallmeyer | CTO
10+ years in Game Development
CreateAR NCSOFT
KIXEYE, FireForge



Becca Dakini | Sr Creative Producer
20 years experience in international event production, project management and non-profit



Vince Argentine | Animation & Game Design
12+ years in Motion & Animation
Uncharted 2: Among Thieves
Resident Evil 5, Rise of Planet of the Apes
Guardians of the Galaxy 2 & Black Panther



Chris Decker | Venue Operations
30 Years Experience in Event & Festival Production and, Venue Management
Founder Earthdance & UPLIFT

WHY INVEST

- Opened the first permanent Digital Art Museum in the United States in record time
- First-to-market mixed reality experience
- Daily revenues of $21,000 within 3 months, equal to a $7.4M annual run rate.
- Social media posting going viral (instagram #lmnl, #onedome) - visitors recruiting their followers..
- Over 600,000 actions and 60M impressions across channels since September 2018.
- We served 25,000 customers in January alone.
- Annual revenue potential for our San Francisco location is estimated at $17M.
- We raised a total of $5.7M, including a Series A round led by Evolve Ventures, which closed in October 2018.



OUR PARTNERS


THANK YOU